

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 24, 2017

Gregory H. Trepp
President and Chief Executive Officer
Hamilton Beach Brands Holding Company
4421 Waterfront Drive
Glen Allen, VA 23060

> **Re: Hamilton Beach Brands Holding Company**
> **Registration Statement on Form S-1**
> **Filed August 21, 2017**
> **File No. 333-220066**

Dear Mr. Trepp:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

1.   We note your response to comment 4. As previously requested, please provide a comprehensive discussion of your results of operations that addresses, in detail, each of your income statement line-items including Cost of Sales, Selling, General and Administrative Expenses, and Income Tax Provision. The focus of this discussion should be on an analysis of the factors that caused the changes in each of the line-items to occur.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Gregory H. Trepp
Hamilton Beach Brands Holding Company
August 24, 2017
Page 2

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications